SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(with copies to)
Morgan Elwyn, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8981

July 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 20,600,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 20,600,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,600,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 20,600,000 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 20,600,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,600,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 984332106	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Harry J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,334
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 24,334
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,334 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 984332106	Page 5 of 8 Pages
1	NAME OF REPORTING PERSON Michael J. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,334
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 68,334
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,334 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                                Security and the Issuer

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”) and amends the Schedule 13D filed on September 8, 2011 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 thereto filed on September 14, 2011, Amendment No. 2 thereto filed on November 4, 2011, Amendment No. 3 thereto filed on December 13, 2011, Amendment No. 4 thereto filed on February 14, 2012, Amendment No. 5 thereto filed on February 27, 2012, Amendment No. 6 thereto filed on March 12, 2012, Amendment No. 7 thereto filed on March 23, 2012 and Amendment No. 8 thereto filed on May 16, 2012 (the Original Schedule 13D, and as amended by such Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and this Amendment No. 9, the “Schedule 13D”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

This Amendment No. 9 is being filed by Third Point LLC, a Delaware limited liability company (“Third Point”), Daniel S. Loeb (“Mr. Loeb” and, together with Third Point, the “Third Point Reporting Persons”), Harry J. Wilson (“Mr. Wilson”) and Michael J. Wolf (“Mr. Wolf” and, together with the Third Point Reporting Persons and Mr. Wilson, the “Reporting Persons”).

This Amendment No. 9 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.                                Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

On July 22, 2013, the Third Point Reporting Persons, Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P. and Third Point Reinsurance Company, Ltd. (the “Third Point Group”) entered into a purchase agreement (the “Purchase Agreement”) with the Issuer and agreed to sell 40,000,000 shares of Common Stock to the Issuer, at a price per share of $29.11.  The description of the Purchase Agreement contained in this Amendment No. 9 is qualified in its entirety by reference to Exhibit 99.11 hereto.

Also on July 22, 2013, the Third Point Group, Mr. Wilson and Mr. Wolf entered into an amendment to the Settlement Agreement (the “Amendment”) with the Issuer to modify the terms of the Standstill Provisions, among other things.  The Amendment extends the Standstill Provisions in the Settlement Agreement through the conclusion of the Issuer’s 2018 annual meeting of stockholders.

As amended, the Standstill Provisions provide, among other things, that the members of the Third Point Group, Mr. Wilson and Mr. Wolf will not (i) collectively beneficially own more than 3% of the Voting Securities (as such term is defined in the Amendment) of the Issuer, (ii) engage in any way in the solicitation of proxies or consents with respect to the Issuer or make shareholder proposals for consideration at annual meetings of shareholders, or, (iii) without the prior approval of the Board contained in a written resolution of the Board, take certain actions with respect to any (A) tender offer or exchange offer, merger acquisition or other business combination involving the Issuer or any of its subsidiaries or affiliates, (B) form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Issuer or any of its subsidiaries or affiliates or (C) form of restructuring, recapitalization or similar transaction with respect to the Issuer or any of its subsidiaries or affiliates.

Pursuant to the Amendment, Mr. Loeb, Mr. Wolf and Mr. Wilson also agreed to resign from the board of directors of the Issuer and all board committees effective as of July 31, 2013.  All unvested equity awards granted by the Issuer to Messrs. Wolf and Wilson will be accelerated immediately prior to the effectiveness of their resignations and all vested and unvested equity awards held by them will be cashed out by the Issuer promptly following the effectiveness of their resignations at a price per share equal to $29.11.  The description of the Amendment contained in this Amendment No. 9 is qualified in its enterty by reference to Exhibit 99.12 hereto.

Item 5.                                Interest in Securities of the Issuer.

Items 5(a), (b), (c), and (e) of the Schedule 13D are amended to reflect the following:

(a)           As of July 22, 2013, (i) the Third Point Reporting Persons beneficially own an aggregate of 20,600,000 shares of Common Stock (the “Third Point Shares”), consisting of 20,600,000 shares of Common Stock held by the Funds, (ii) Mr. Wilson beneficially owns 24,334 shares of Common Stock (the “Wilson Shares”) and (iii) Mr. Wolf beneficially owns 68,334 shares of Common Stock (the “Wolf Shares”).  The Third Point Shares represent 1.90% of the Common Stock outstanding, and the Wilson Shares and the Wolf Shares each represent less than 1.0% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 1,082,634,754 shares of Common Stock outstanding as of April 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed by the Issuer with the Securities and Exchange Commission on May 7, 2013.

(b)           Mr. Wilson has sole voting and dispositive power over the Wilson Shares.  Mr. Wolf has sole voting and dispositive power over the Wolf Shares.

(c)           On July 19, 2013, the Funds sold 1,400,000 share of Common Stock in open market transactions, at an average price per share of $29.303.

On July 22, 2013, pursuant to the Purchase Agreement, the Third Point Group agreed to sell 40,000,000 shares of Common Stock, at a price per share of $29.11, to the Issuer.  The sale was completed on July 25, 2013.  The description of the Purchase Agreement contained in this Amendment No. 9 is qualified in its entirety by reference to Exhibit 99.11 hereto.

(e)           Each of the Third Point Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on July 22, 2013.

Pursuant to the Amendment, Mr. Loeb, Mr. Wolf and Mr. Wilson agreed to resign from the board of directors of the Issuer and all board committees effective as of July 31, 2013.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Item 4 and Item 5 of this Amendment No. 9.

The Purchase Agreement is incorporated in its entirety by reference to Exhibit 99.11.

The Settlement Agreement is incorporated in its entirety by reference to Exhibit 99.12.

Item 7.                                Material to be filed as Exhibits.

1.
Exhibit 99.11 – Purchase Agreement, dated as of July 22, 2013, by and among Yahoo! Inc., Third Point LLC, Mr. Daniel S. Loeb, Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P. and Third Point Reinsurance Company, Ltd.

2.
Exhibit 99.12 – Amendment to the Settlement Agreement, dated July 22, 2013, by Yahoo! Inc., Third Point LLC, Mr. Daniel S. Loeb, Mr. Harry J. Wilson, Mr. Michael J. Wolf, Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P. and Third Point Reinsurance Company, Ltd.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2013	THIRD POINT LLC

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: July 26, 2013	DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: July 26, 2013	HARRY J. WILSON

/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: July 26, 2013	MICHAEL J. WOLF

/s/ William Song
Name: William Song
Title: Attorney-in-Fact